UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-37979

CUSIP Number: 92511U102

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Verra Mobility Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1150 N. Alma School Road

Address of Principal Executive Office (Street and number)

Mesa, Arizona 85201

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During its year-end 2021 financial statement review process, Verra Mobility Corporation (the “Company”) determined that revenues from the Company’s recently acquired Australian subsidiary, Redflex Holdings Limited, may not have been recorded in accordance with generally accepted accounting principles. The Company’s Audit Committee is conducting an investigation of the circumstances surrounding these issues to determine, among other things, whether any related adjustment is necessary for the previously issued financial statements for the second and third quarters of fiscal year 2021.

Given the additional time required to fully complete the Company’s assessment of the matter, as well as its assessments of the effectiveness of its disclosure controls and procedures and internal control over financial reporting as of December 31, 2021, the Company is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense. The Company expects to file its Form 10-K as soon as the Company’s review process is complete, which is not currently expected to be within the extended time period permitted by Rule 12b-25.

Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the Company’s plans, objectives, expectations, beliefs and intentions and other statements including words such as “hope,” “anticipate,” “may,” “believe,” “expect,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology. The forward-looking statements herein represent the judgment of the Company, as of the date of this filing, and the Company disclaims any intent or obligation to update forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently anticipated. This filing should be read in conjunction with the information included in the Company’s other press releases, reports and other filings with the Securities and Exchange Commission (the “SEC”) and on the SEC website, www.sec.gov. Understanding the information contained in these filings is important in order to fully understand the Company’s reported financial results and our business outlook for future periods. Actual results may differ materially from the results anticipated in the forward-looking statements and the assumptions and estimates used as a basis for the forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Patricia Chiodo	480	596-4652
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Verra Mobility Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2022	By:	/s/ Patricia Chiodo
Patricia Chiodo
Chief Financial Officer